Exhibit 99.2

Magna International Inc.

Consolidated Financial Statements

December 31, 2018

Magna International Inc.
337 Magna Drive
Aurora, Ontario L4G 7K1
Tel	(905) 726-2462
Fax	(905) 726-7164

Consolidated Financial Statements

Magna International Inc.

December 31, 2018

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Magna International Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Magna International Inc. and subsidiaries (the “Company”) as of December 31, 2018 and 2017, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows, for each of the two years in the period ended December 31, 2018, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 7, 2019, expressed an unqualified opinion on the Company’s internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ “Deloitte LLP”

Chartered Professional Accountants

Licensed Public Accountants

Toronto, Canada

March 7, 2019

We have served as the Company’s auditor since 2014.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Magna International Inc.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Magna International Inc. and subsidiaries (the “Company”) as of December 31, 2018, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2018 of the Company and our report dated March 7, 2019, expressed unqualified opinion on those financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ “Deloitte LLP”

Chartered Professional Accountants

Licensed Public Accountants

Toronto, Canada

March 7, 2019

MAGNA INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF INCOME

[U.S. dollars in millions, except per share figures]

Years ended December 31,

	Note	2018	2017
			[As Adjusted
			– Note 2]

Sales		$40,827	$36,588

Costs and expenses
Cost of goods sold		35,055	30,895
Depreciation and amortization		1,278	1,184
Selling, general and administrative		1,664	1,668
Interest expense, net	17	93	70
Equity income		(277)	(253)
Other expense, net	4	63	39
Income from operations before income taxes		2,951	2,985
Income taxes	12	619	741
Net income		2,332	2,244
Income attributable to non-controlling interests		(36)	(48)
Net income attributable to Magna International Inc.		$2,296	$2,196

Earnings per Common Share:	5
Basic		$6.65	$5.91
Diluted		$6.61	$5.87

Weighted average number of Common Shares outstanding during the year [in millions]:	5
Basic		345.4	371.8
Diluted		347.5	373.9

See accompanying notes

MAGNA INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

[U.S. dollars in millions]

Years ended December 31,

	Note	2018	2017
			[As Adjusted
			– Note 2]

Net income		$2,332	$2,244

Other comprehensive (loss) income, net of tax:	21
Net unrealized (loss) gain on translation of net investment in foreign operations		(515)	685
Net unrealized (loss) gain on cash flow hedges		(106)	114
Reclassification of net (gain) loss on cash flow hedges to net income		(1)	60
Reclassification of net loss on pensions to net income		6	5
Pension and post-retirement benefits		(13)	8
Other comprehensive (loss) income		(629)	872
Comprehensive income		1,703	3,116
Comprehensive income attributable to non-controlling interests		(11)	(79)
Comprehensive income attributable to Magna International Inc.		$1,692	$3,037

See accompanying notes

MAGNA INTERNATIONAL INC.

CONSOLIDATED BALANCE SHEETS

[U.S. dollars in millions, except shares issued]

As at December 31,

	Note	2018	2017
			[As Adjusted
			– Note 2]

ASSETS
Current assets
Cash and cash equivalents	6	$684	$726
Accounts receivable		6,548	6,695
Inventories	8	3,403	3,542
Prepaid expenses and other		193	237
Income taxes receivable		57	—
Assets held for sale	3	949	—
		11,834	11,200

Investments	9, 18	2,189	2,079
Fixed assets, net	10	8,095	8,176
Intangible assets, net	13	560	650
Goodwill	7, 11	1,979	2,099
Deferred tax assets	12	300	238
Other assets	14, 18	988	1,026
		$25,945	$25,468

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term borrowings	17	$1,098	$259
Accounts payable		6,094	6,283
Accrued salaries and wages	15	769	836
Other accrued liabilities	16	1,734	1,739
Income taxes payable		—	18
Long-term debt due within one year	17	201	108
Liabilities held for sale	3	408	—
		10,304	9,243

Long-term debt	17	3,084	3,195
Long-term employee benefit liabilities	18	597	670
Other long-term liabilities	19	400	326
Deferred tax liabilities	12	401	322
		14,786	13,756

Shareholders’ equity
Common Shares [issued: 2018 — 327,339,095; 2017 — 358,063,217]	20	3,380	3,617
Contributed surplus		120	119
Retained earnings		8,376	8,074
Accumulated other comprehensive loss	21	(1,175)	(600)
		10,701	11,210

Non-controlling interests		458	502
		11,159	11,712
		$25,945	$25,468

Commitments and contingencies [notes 17, 22 and 23]

See accompanying notes

On behalf of the Board:
/s/ “Lawrence D. Worrall”	/s/ “William L. Young”
Director	Chairman of the Board

MAGNA INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

[U.S. dollars in millions]

Years ended December 31,

	Note	2018	2017
			[As Adjusted
			–Note 2]

OPERATING ACTIVITIES
Net income		$2,332	$2,244
Items not involving current cash flows	6	1,539	1,315
		3,871	3,559
Changes in operating assets and liabilities	2, 6	(153)	(213)
Cash provided from operating activities		3,718	3,346

INVESTMENT ACTIVITIES
Fixed asset additions		(1,650)	(1,875)
Investment in Lyft, Inc.		(220)	—
Increase in investments, other assets and intangible assets		(481)	(651)
Proceeds from disposition		223	332
Proceeds on disposal of facilities		—	49
Acquisitions	7	(148)	—
Cash used for investment activities		(2,276)	(2,145)

FINANCING ACTIVITIES
Issues of debt	17	172	752
Increase (Decrease) in short-term borrowings		866	(530)
Repayments of debt	17	(171)	(110)
Common Shares issued on exercise of stock options		50	44
Shares repurchased for tax withholdings on vesting of equity awards		(16)	(11)
Repurchase of Common Shares	20	(1,831)	(1,271)
Contributions to subsidiaries by non-controlling interests		4	10
Dividends paid to non-controlling interests		(69)	(38)
Dividends paid		(448)	(400)
Cash used for financing activities		(1,443)	(1,554)

Effect of exchange rate changes on cash, cash equivalents and restricted cash equivalents		(36)	24
Net decrease in cash, cash equivalents and restricted cash equivalents during the year		(37)	(329)
Cash, cash equivalents and restricted cash equivalents beginning of year		839	1,168
Cash, cash equivalents and restricted cash equivalents, end of year	6	$802	$839

See accompanying notes

MAGNA INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

[U.S. dollars in millions, except number of common shares]

	Common Shares					Non-
		Stated	Contributed	Retained		controlling	Total
	Number	Value	Surplus	Earnings	AOCL [i]	Interests	Equity
	[in millions]

Balance, December 31, 2016	382.3	$3,796	$105	$7,318	$(1,451)	$451	$10,219
Adoption of ASC 606 [note 2]				(5)			(5)
Balance, December 31, 2016, as adjusted	382.3	$3,796	$105	$7,313	$(1,451)	$451	$10,214
Net income, as adjusted [note 2]				2,196		48	2,244
Other comprehensive income, as adjusted [note 2]					841	31	872
Shares issued on exercise of stock options	1.7	56	(12)				44
Release of stock and stock units	0.4	22	(22)				—
Shares repurchased for tax withholdings on vesting of equity awards	(0.2)	(2)		(9)			(11)
Repurchase and cancellation under normal course issuer bids [note 20]	(26.2)	(262)		(1,030)	21		(1,271)
Stock-based compensation expense			48				48
Reclassification of tax effect [note 21]				11	(11)		—
Contributions by non-controlling interests						10	10
Dividends paid to non-controlling interests						(38)	(38)
Dividends paid [$1.10 per share]	0.1	7		(407)			(400)
Balance, December 31, 2017	358.1	$3,617	$119	$8,074	$(600)	$502	$11,712
Adoption of ASU No. 2016-16 [note 2]				3			3
Balance, December 31, 2017, as adjusted	358.1	$3,617	$119	$8,077	$(600)	$502	$11,715

Net income				2,296		36	2,332
Other comprehensive loss					(604)	(25)	(629)
Shares issued on exercise of stock options	1.3	60	(10)				50
Release of stock and stock units	0.6	30	(30)				—
Shares repurchased for tax withholdings on vesting of equity awards	(0.3)	(3)		(13)			(16)
Repurchase and cancellation under normal course issuer bids [note 20]	(32.6)	(334)		(1,526)	29		(1,831)
Stock-based compensation expense			41				41
Contribution by non-controlling interests						4	4
Acquisition						10	10
Dividends paid to non-controlling interests						(69)	(69)
Dividends paid [$1.32 per share]	0.2	10		(458)			(448)
Balance, December 31, 2018	327.3	$3,380	$120	$8,376	$(1,175)	$458	$11,159

[i]        AOCL is Accumulated Other Comprehensive Loss.

See accompanying notes

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

1.     SIGNIFICANT ACCOUNTING POLICIES

Magna International Inc. [collectively “Magna” or the “Company”] is a global automotive supplier which has complete vehicle engineering and contract manufacturing expertise, as well as product capabilities which include body, chassis, exterior, seating, powertrain, active driver assistance, electronics, vision, mechatronics and roof systems. Magna also has electronic and software capabilities across many of these areas.

The consolidated financial statements have been prepared in U.S. dollars following accounting principles generally accepted in the United States [“GAAP”].

Principles of consolidation

The Consolidated Financial Statements include the accounts of Magna and its subsidiaries in which Magna has a controlling financial interest or is the primary beneficiary. The Company presents non-controlling interests as a separate component within Shareholders’ equity in the Consolidated Balance Sheets. All intercompany balances and transactions have been eliminated.

Foreign currency translation

The Company operates globally, which gives rise to a risk that its earnings and cash flows may be adversely impacted by fluctuations in foreign exchange rates.

Assets and liabilities of the Company’s operations having a functional currency other than the U.S. dollar are translated into U.S. dollars using the exchange rate in effect at year end, and revenues and expenses are translated at the average rate during the year. Exchange gains or losses on translation of the Company’s net investment in these operations are included in comprehensive income and are deferred in accumulated other comprehensive income. Foreign exchange gains or losses on debt that was designated as a hedge of the Company’s net investment in these operations are also recorded in accumulated other comprehensive income.

Foreign exchange gains and losses on transactions occurring in a currency other than an operation’s functional currency are reflected in income, except for gains and losses on foreign exchange contracts used to hedge specific future commitments in foreign currencies and on intercompany balances which are designated as long-term investments. In particular, the Company uses foreign exchange forward contracts for the sole purpose of hedging certain of the Company’s future committed foreign currency based outflows and inflows. Most of the Company’s foreign exchange contracts are subject to master netting arrangements that provide for the net settlement of contracts, by counterparty, in the event of default or termination. All derivative instruments, including foreign exchange contracts, are recorded on the consolidated balance sheet at fair value. The fair values of derivatives are recorded on a gross basis in prepaid expenses and other, other assets, other accrued liabilities or other long-term liabilities. To the extent that cash flow hedges are effective, the change in their fair value is recorded in other comprehensive income; any ineffective portion is recorded in net income. Amounts accumulated in other comprehensive income are reclassified to net income in the period in which the hedged item affects net income.

If the Company’s foreign exchange forward contracts cease to be effective as hedges, for example, if projected foreign cash inflows or outflows declined significantly, gains or losses pertaining to the portion of the hedging transactions in excess of projected foreign currency denominated cash flows would be recognized in income at the time this condition was identified.

Cash and cash equivalents

Cash and cash equivalents include cash on account, demand deposits and short-term investments with remaining maturities of less than three months at acquisition.

Inventories

Production inventories and tooling inventories manufactured in-house are valued at the lower of cost determined substantially on a first-in, first-out basis, or net realizable value. Cost includes the cost of materials plus direct labour applied to the product and the applicable share of manufacturing overhead.

2018 Annual Financial Statements

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

Outsourced tooling inventories are valued at the lower of subcontracted costs and market.

Long-lived assets

Fixed assets are recorded at historical cost. Depreciation is provided on a straight-line basis over the estimated useful lives of fixed assets at annual rates of 2½% to 5% for buildings, 7% to 10% for general purpose equipment and 10% to 33% for special purpose equipment.

Finite-lived intangible assets, which have arisen principally through acquisitions, include customer relationship intangibles and patents and licences. These finite-lived intangible assets are amortized on a straight-line basis over their estimated useful lives which range from 4 to 15 years.

The Company assesses fixed and finite-lived intangible assets for recoverability whenever indicators of impairment exist. If the carrying value of the asset exceeds the estimated undiscounted cash flows from the use of the asset, then an impairment loss is recognized to write the asset down to fair value. The fair value of fixed and finite-lived intangible assets is generally determined using estimated discounted future cash flows.

Goodwill

Goodwill represents the excess of the cost of an acquired enterprise over the fair value of the identifiable assets acquired and liabilities assumed less any subsequent write-downs for impairment. Goodwill is reviewed for impairment in the fourth quarter of each year, or more frequently if indicators of potential impairment exist. Goodwill impairment is assessed based on a comparison of the fair value of a reporting unit to the underlying carrying value of the reporting unit’s net assets, including goodwill. When the carrying amount of the reporting unit exceeds its fair value, an impairment is recognized based on that difference. The fair value of a reporting unit is determined using the estimated discounted future cash flows of the reporting unit.

Investments

The Company accounts for investments in companies over which it has the ability to exercise significant influence but does not hold a controlling financial interest, under the equity method [“Equity method investments”]. In some cases, investments are accounted for under the equity method despite holding a controlling ownership interest, as a result of significant participating rights that prevent control. Under the equity method, the Company records its proportionate share of income or losses in Equity income in the Consolidated Statements of Income.

The Company has private equity investments comprised of technology investments in certain non-consolidated affiliates over which it does not have the ability to exercise significant influence. The Company has elected to use the measurement alternative, defined as cost, less impairments, adjusted by observable price changes to measure these private equity investments. As a result, these private equity investments are classified within Level 3 in the fair value hierarchy because the Company estimates the value based on valuation methods using the observable transaction price at the transaction date and other observable inputs including rights and obligations of the securities held by the Company.

The Company monitors its equity method investments for indicators of other-than-temporary declines in value on an ongoing basis in accordance with GAAP. If the Company determines that an other-than-temporary decline in value has occurred, it recognizes an impairment loss, which is measured as the difference between the recorded book value and the fair value of the investment. Private equity investments are also subject to impairment reviews conducted on a quarterly basis. The Company’s impairment analysis considers both qualitative and quantitative factors that may have a significant impact on the investee’s fair value. Upon determining that an impairment may exist, the security’s fair value is calculated and compared to its carrying value.  An impairment is recognized immediately if the carrying value exceeds the fair value.  Fair value is generally determined using an income approach based on discounted cash flows. The inputs utilized in the analyses are classified as Level 3 inputs within the fair value hierarchy as defined in ASC 820, “Fair Value Measurement” and primarily consist of expected investee revenue and costs, estimated production volumes and discount rates.

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

Other assets

Other assets include the long-term portion of certain receivables, which represent the recognized sales value of tooling and design and engineering services provided to customers under certain long-term contracts. The receivables will be paid in full upon completion of the contracts or in instalments based on forecasted production volumes. In the event that actual production volumes are less than those forecasted, a reimbursement for any shortfall will be made.

Tooling and Pre-Production Engineering Costs Related to Long-Term Supply Agreements

The Company incurs pre-production engineering and tooling costs related to the products produced for its customers under long-term supply agreements. Customer reimbursements for tooling and pre-production engineering activities that are part of a long-term supply arrangement, are accounted for as a reduction of cost. Pre-production costs related to long-term supply arrangements with a contractual guarantee for reimbursement are included in the Company’s Other assets.

The Company expenses all pre-production engineering costs for which reimbursement is not contractually guaranteed by the customer. All pre-production tooling costs related to customer-owned tools for which reimbursement is not contractually guaranteed by the customer or for which the Company does not have a non-cancelable right to use the tooling is also expensed.

Warranty

The Company has assurance warranties and records product warranty liabilities based on its individual customer agreements. Under most customer agreements, the Company only accounts for existing or probable claims on product default issues when amounts related to such issues are probable and reasonably estimable. Under certain powertrain and complete vehicle engineering and assembly contracts, the Company records an estimate of future warranty-related costs based on the terms of the specific customer agreements and the specific customer’s warranty experience.

Product liability provisions are established based on the Company’s best estimate of the amounts necessary to settle existing claims on product default issues. Recall costs are costs incurred when government regulators and/or the customer decides to recall a product due to a known or suspected performance issue, and the Company is required to participate, either voluntarily or involuntarily. Costs typically include the cost of the product being replaced, the customer’s cost of the recall and labour to remove and replace the defective part. When a decision to recall a product has been made or is probable, the Company’s portion of the estimated cost of the recall is recorded as a charge to income in that period. In making this estimate, judgement is required as to the number of units that may be returned as a result of the recall, the total cost of the recall campaign and the ultimate negotiated sharing of the cost between the Company, the customer and, in some cases, a supplier to the Company.

The Company monitors warranty activity on an ongoing basis and adjusts reserve estimates when it is probable that future warranty costs will be different than those estimates.

Employee future benefit plans

The cost of providing benefits through defined benefit pensions, lump sum termination and long service payment arrangements, and post-retirement benefits other than pensions is actuarially determined and recognized in income using the projected benefit method pro-rated on service and management’s best estimate of expected plan investment performance, salary escalation, retirement ages of employees and, with respect to medical benefits, expected health care costs. Differences arising from plan amendments, changes in assumptions and experience gains and losses that are greater than 10% of the greater of the accrued benefit obligation at the beginning of the year and the fair value, or market related value, of plan assets at the beginning of the year, are recognized in income over the expected average remaining service life of employees. Gains related to plan curtailments are recognized when the event giving rise to the curtailment has occurred. Plan assets are valued at fair value. The cost of providing benefits through defined contribution pension plans is charged to income in the period in respect of which contributions become payable.

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

The funded status of the plans is measured as the difference between the plan assets at fair value and the projected benefit obligation [“PBO”]. The aggregate of all overfunded plans is recorded in other assets, and the aggregate of all underfunded plans in long-term employee benefit liabilities. The portion of the amount by which the actuarial present value of benefits included in the PBO exceeds the fair value of plan assets, payable in the next twelve months, is reflected in other accrued liabilities.  This is determined on a plan by plan basis.

Revenue recognition

The Company enters into contracts with its customers to provide production parts or assembled vehicles. Contracts do not commit the customer to a specified quantity of products; however, the Company is generally required to fulfill its customers’ purchasing requirements for the production life of the vehicle. Contracts do not typically become a performance obligation until the Company receives either a purchase order and/or a customer release for a specific number of parts or assembled vehicles at a specified price. While long-term supply agreements may range from five to seven years, contracts may be terminated by customers at any time. Historically, terminations have been minimal. Contracts may also provide for annual price reductions over the production life of the vehicle, and prices are adjusted on an ongoing basis to reflect changes in product content/cost and other commercial factors.

Revenue is recognized at a point in time when control of the parts produced or assembled vehicles are transferred to the customer according to the terms of the contract. The amount of revenue recognized reflects the consideration that the Company expects to be entitled to in exchange for those products based on purchase orders, annual price reductions and ongoing price adjustments [some of which is accounted for as variable consideration]. The Company uses the expected value method, taking into account historical data and the status of current negotiations, to estimate the amount to which it expects to be entitled. Significant changes to the Company’s estimates of variable consideration are not expected.

The Company’s complete vehicle assembly contracts with customers are complex and often include promises to transfer multiple products and services to a customer, some of which may be implicitly contracted for. For these complex arrangements, each good or service is evaluated to determine whether it represents a distinct performance obligation, and whether it should be characterized as revenue or reimbursement of costs incurred. The total transaction price is then allocated to the distinct performance obligations based on the expected cost or cost plus a margin approach and recognized as revenue as discussed above.

The Company also performs tooling and engineering activities for its customers that are not part of a long-term production arrangement. Tooling and engineering revenue are recognized at a point in time or over time depending, among other considerations, on whether the Company has an enforceable right to payment plus a reasonable profit, for performance completed to date. Over-time recognition utilizes costs incurred to date relative to total estimated costs at completion, to measure progress toward satisfying performance obligations.  Revenue is recognized as control is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods and services. Total tooling and engineering sales were $824.6 million [2017 - $669.5 million] for the year ended December 31, 2018.

The Company’s customers pay for products received in accordance with payment terms that are customary in the industry, typically 30 to 90 days. The Company’s contracts with its customers do not have significant financing components.

Amounts billed to customers related to shipping and handling costs are included in Sales in the Consolidated Statements of Income. Shipping and handling costs are accounted for as fulfillment costs and are included in Cost of goods sold in the Consolidated Statements of Income.

Taxes assessed by a governmental authority that are both imposed on and concurrent with a specific revenue-producing transaction that are collected by the Company from a customer are excluded from revenue.

For revenues disaggregated by product group and geography, refer to Segmented Information [note 24].

The Company does not disclose the value of unsatisfied performance obligations for [i] contracts with an original expected length of one year or less and [ii] contracts for which it recognizes revenue at the amount to which it has the right to invoice for services performed.

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

Contract Assets and Liabilities

The Company’s contract assets include both billed and unbilled accounts receivable and are included in the Accounts Receivable balance.  Unbilled amounts typically result from sales of standalone tooling and engineering activities where revenue recognized exceeds the amount billed to the customer. Amounts may not exceed their net realizable value. As at December 31, 2018, the Company’s unbilled accounts receivable balance was $293 million [2017 - $305 million].  Accounts receivable related to production, tooling and engineering sales were $4.3 billion as of December 31, 2018 [2017 - $5 billion].  Contract assets do not include the costs of obtaining or fulfilling a contract with a customer, as these amounts are generally expensed as incurred.

Customer advances are recorded as deferred revenue [a contract liability]. For the year ended December 31, 2018, the contract liability balance was $176 million. There were no significant contract liabilities recorded for the year ended December 31, 2017. In addition there were no significant contract liabilities recognized in revenue during the year ended December 31, 2018.

Government assistance

The Company makes periodic applications for financial assistance under available government assistance programs in the various jurisdictions that the Company operates. Grants relating to capital expenditures are reflected as a reduction of the cost of the related assets. Grants relating to current operating expenditures are generally recorded as a reduction of the related expense at the time the eligible expenses are incurred. The Company also receives tax credits and tax super allowances, the benefits of which are recorded as a reduction of income tax expense. In addition, the Company receives loans which are recorded as liabilities in amounts equal to the cash received. When a government loan is issued to the Company at a below-market rate of interest, the loan is initially recorded at its net present value, and accreted to its face value over the period of the loan. The benefit of the below-market rate of interest is accounted for like a government grant. It is measured as the difference between the initial carrying value of the loan and the cash proceeds received.

Research and development

Costs incurred in connection with research and development activities, to the extent not recoverable from the Company’s customers, are charged to expense as incurred. For the years ended December 31, 2018 and 2017, research and development costs charged to expense were approximately $588 million and $522 million, respectively.

Income taxes

The Company uses the liability method of tax allocation to account for income taxes. Under the liability method of tax allocation, deferred tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

No deferred tax liability is recorded for taxes on undistributed earnings and translation adjustments of foreign subsidiaries if these items are either considered to be reinvested for the foreseeable future or if they are available for repatriation and are not subject to further tax on remittance. Taxes are recorded on such foreign undistributed earnings and translation adjustments when it becomes apparent that such earnings will be distributed in the foreseeable future and the Company will incur further significant tax on remittance.

Recognition of uncertain tax positions is dependent on whether it is more-likely-than-not that a tax position taken or expected to be taken in a tax return will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. A tax position that meets the more-likely-than-not recognition threshold is measured at the largest amount of tax benefit that is greater than 50% likely of being realized upon ultimate settlement. The Company recognizes interest and penalties related to uncertain tax positions in income tax expense.

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

Earnings per Common Share

Basic earnings per Common Share are calculated on net income attributable to Magna International Inc. using the weighted average number of Common Shares outstanding during the year.

Diluted earnings per Common Share are calculated on the weighted average number of Common Shares outstanding, including an adjustment for stock options outstanding using the treasury stock method.

Common Shares that have not been released under the Company’s restricted stock plan or are being held in trust for purposes of the Company’s restricted stock unit program have been excluded from the calculation of basic earnings per share but have been included in the calculation of diluted earnings per share.

Use of estimates

The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported and disclosed in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Certain amounts in the prior period have been reclassified to conform with current period presentation [note 2].

2.     ACCOUNTING STANDARDS

Accounting Changes

New Segment Structure

The Company announced a realignment of its management structure along product lines in December 2017. As a result, effective January 1, 2018, the Company’s results are reported through the following business segments: Body Exteriors & Structures, Power & Vision, Seating Systems and Complete Vehicles. Prior period amounts contained in these audited consolidated financial statements have been adjusted to conform to the new segment presentation.  Refer to Note 24 for additional information.

Revenue Recognition

On January 1, 2018, the Company adopted ASC 606, Revenue from Contracts with Customers [“new revenue standard”] using the full retrospective transition method. The Company recognized a net reduction to opening retained earnings of $5 million as of January 1, 2017 due to the cumulative impact of adopting the new revenue standard.  The impact was primarily due to a change in the timing of recognition for customer reimbursements for tooling and pre-production engineering activities.

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

Impact of Adopting ASC 606

The impact of adopting the new revenue standard affected certain balances in the Consolidated Statements of Income as follows:

2017

Decrease in sales	$(2,358)

Decrease in cost of goods sold	(2,363)
Increase in depreciation and amortization	11
Decrease in equity income	8
Decrease in income from operations before income taxes	(14)
Decrease in income taxes	(3)
Decrease in net income	(11)
Decrease in income attributable to non-controlling interests	1
Decrease in net income attributable to Magna International Inc.	$(10)
Earnings per Common Share:
Basic	$(0.02)
Diluted	$(0.03)

The decrease in Sales and Cost of goods sold for the period was primarily a result of the change in the accounting for tooling and pre-production engineering activities as a cost recovery rather than as revenue, and also due to a change in the timing of recognition for customer reimbursements related to tooling and pre-production engineering activities.

The impact of adopting the new revenue standard affected certain balances in the Consolidated Balance Sheets as follows:

2017

ASSETS
Decrease in accounts receivable	$(183)
Increase in inventories	163
Decrease in investments	(9)
Increase in fixed assets, net	35
Increase in deferred tax assets	2
Increase in other assets	67

LIABILITIES AND SHAREHOLDERS’ EQUITY
Decrease in accounts payable	$(3)
Increase in other accrued liabilities	77
Increase in other long-term liabilities	22
Decrease in deferred tax liabilities	(1)
Decrease in retained earnings	(15)
Decrease in accumulated other comprehensive loss	(3)
Decrease in non-controlling interests	(2)

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

The impact of adopting the new revenue standard affected certain balances in the Consolidated Statements of Cash Flows as follows:

2017
OPERATING ACTIVITIES
Decrease in net income	$(11)
Increase in items not involving current cash flows	9
(2)
Decrease in changes in operating assets and liabilities	19
Increase in cash provided from operating activities	17
INVESTING ACTIVITIES
Increase in fixed asset additions	(17)
Increase in cash used for investing activities	(17)
Cash, cash equivalents and restricted cash equivalents beginning of period	1,168
Cash, cash equivalents and restricted cash equivalents, end of period	$839

Income Taxes

In October 2016, the FASB issued ASU No. 2016-16, “Accounting for Income Taxes: Intra-Entity Asset Transfers of Assets Other than Inventory”. This guidance requires that the tax effects of all intra-entity sales of assets other than inventory be recognized in the period in which the transaction occurs. The Company adopted ASU No. 2016-16 effective January 1, 2018 on a modified retrospective basis, through a cumulative-effect adjustment to retained earnings. The adoption of this guidance did not have a significant impact on the Company’s consolidated financial statements.

Pensions

In March 2017, the FASB issued ASU 2017-07, “Compensation - Retirement Benefits (Topic 715): Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost (ASU 2017-07)” which changes the way employers that sponsor defined benefit pension and/or postretirement benefit plans reflect net periodic benefit costs in the income statement.  On January 1, 2018, the Company retrospectively adopted the amendments to ASC 715 which requires the presentation of service cost to be separate from the other components of net periodic costs. The Company previously recorded service cost with other compensation costs (benefits) in Cost of goods sold and Selling, general and administrative expenses. The adoption of this guidance required the other components of net period benefit cost to be reclassified. Prior comparative figures have not been adjusted since the impact of ASU 2017-07 is not material.

Financial Instruments

In January 2016, the FASB issued ASU No. 2016-01, “Financial Instruments—Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities (ASU 2016-01)”, which addresses certain aspects of recognition, measurement, presentation, and disclosure of financial instruments. ASU 2016-01 requires the Company to measure its private equity investments at fair value, with all gains and losses, realized and unrealized, recognized in the consolidated statement of income. The Company adopted ASU 2016-01 in the first quarter of fiscal 2018 on a prospective basis for private equity investments.

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

Future Accounting Standards

Derivatives and Hedging

In August 2017, the FASB issued ASU No. 2017-12, “Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities (ASU 2017-12)” which amends and simplifies existing guidance in order to allow companies to more accurately present the economic effects of risk management activities in the financial statements. The amendments of this ASU are effective for reporting periods beginning after December 15, 2018, with early adoption permitted. The adoption of ASU 2017-12 did not have a significant impact on the Company’s consolidated financial statements.

Leases

In February 2016, the FASB issued ASU No. 2016-02, “Leases: Topic 842 (ASU 2016-02)”, to supersede nearly all existing lease guidance under GAAP. The guidance would require lessees to recognize most leases on their balance sheets as lease liabilities with corresponding right-of-use assets [“ROU”]. ASU 2016-02 was effective for the Company on January 1, 2019 and has been adopted using a modified retrospective approach, with the election of certain practical expedients. The Company is implementing a new lease accounting information system, as well as new business processes and controls to support the preparation of financial information and the disclosures required for the new standard.  The adoption of ASU 2016-02 will result in the recognition of ROU assets and lease liabilities for the Company’s operating leases, with the most significant impact from the recognition of ROU assets and lease liabilities related to real estate operating leases. While the Company is continuing to assess the potential impacts of ASU 2016-02, the adoption of the new standard is not expected to have a material impact on the consolidated statements of income, changes in equity or cash flows.

Internal-Use Software

In August 2018, the FASB issued ASU No. 2018-15, “Intangibles—Goodwill and Other Internal—Use—Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract (ASU 2018-15)”.  ASU 2018-15 amends current guidance to align the accounting for costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing costs associated with developing or obtaining internal-use software. The guidance in ASU 2018-15 is effective for annual reporting periods beginning after December 15, 2019, with early adoption permitted.  The Company adopted the standard on January 1, 2019, on a prospective basis.  The adoption of ASU 2018-15 did not have an impact on the Company’s consolidated financial statements.

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

3.     ASSETS AND LIABILITIES HELD FOR SALE

In the third quarter of 2018, the Company entered into an agreement to sell its global Fluid Pressure & Controls [“FP&C”]  business to Hanon Systems. The purchase price for the FP&C business, is approximately $1.23 billion, subject to customary closing adjustments. The transaction is expected to close at the end of the first quarter of 2019.

The Company determined that the assets and liabilities of the FP&C business met the criteria to be classified as held for sale as of September 30, 2018.  Accordingly, the held for sale assets and liabilities of the FP&C business were reclassified in the consolidated balance sheet at December 31, 2018 to current assets held for sale or current liabilities held for sale, respectively, as the sale of such assets and liabilities is expected within one year.  The business is included in the Company’s Power & Vision segment and did not meet the criteria to be classified as a discontinued operation.

The following table summarizes the carrying value of the major classes of assets and liabilities of the FP&C business which were classified as held for sale as of December 31, 2018:

2018

Accounts receivable	$258
Inventories	140
Prepaid expenses and other	4
Investments	4
Fixed assets, net	320
Goodwill	157
Deferred tax assets	17
Other assets	11
Intangibles	38
Assets held for sale	$949

Accounts payable	$226
Accrued salaries and wages	30
Other accrued liabilities	76
Income taxes payable	6
Long-term employee benefit liabilities	62
Other long-term liabilities	3
Deferred tax liabilities	5
Liabilities held for sale	$408

Since the estimated purchase price of the assets and liabilities, less costs to sell, exceeded the carrying value, no adjustments to the long-lived assets were necessary.

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

4.     OTHER EXPENSE, NET

Other expense, net consists of significant items such as: restructuring charges generally related to significant plant closures or consolidations; impairment charges; gains or losses on disposal of facilities; unrealized gains on investments; and other items not reflective of on-going operating profit or loss. Other expense, net consists of:

	2018	2017

Body Exteriors & Structures [a]
Restructuring charges	$25	$15
Impairment of long-lived assets	14	64
	39	79

Power & Vision [b]
Impairment of investment	60	17
Restructuring charges	20	14
	80	31

Seating Systems [c]
Gain on formation of a new venture	—	(45)

Corporate and Other [d]
Unrealized gain on investment revaluation	(56)	—
Gain on sale of investment	—	(26)

	$63	$39

[a]         Body Exteriors & Structures

For the year ended December 31, 2018

During 2018, the Company recorded net restructuring charges of $25 million [$23 million after tax] related to certain Body Exteriors & Structures facilities.

During 2018, the Company recorded fixed asset impairment charges of $14 million [$12 million after tax] related to a certain Body Exteriors & Structures facility.

For the year ended December 31, 2017

During 2017, the Company recorded net restructuring charges of $15 million [$11 million after tax] related to a certain Body Exteriors & Structures facility.

During 2017, the Company recorded fixed asset impairment charges of $64 million [$64 million after tax] related to two Body Exteriors & Structures facilities.

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

[b]   Power & Vision

For the year ended December 31, 2018

During 2018, the Company concluded that indicators of impairment were present related to its investment in Getrag Ford Transmission Gmbh [“GFT”] and undertook an impairment analysis to determine the fair value of the investment. Based on the difference between the fair value and the carrying value of the investment in GFT, the Company recorded an other-than-temporary impairment charge of $60 million [$59 million after tax] [note 9].

During 2018, the Company recorded net restructuring charges of $20 million [$20 million after tax] related to certain Power & Vision facilities.

For the year ended December 31, 2017

During 2017, the Company recorded an other-than-temporary impairment charge of $17 million [$17 million after tax] on one of its equity method investments.

During 2017, the Company recorded net restructuring charges of $14 million [$14 million after tax] related to certain Power & Vision facilities.

[c]   Seating Systems

For the year ended December 31, 2017

During 2017, the Company formed a new venture in China with Hubei Aviation Precision Machinery Co., Ltd. The transaction resulted in a gain of $45 million [$34 million after tax].

[d]   Corporate and Other

For the year ended December 31, 2018

During 2018, the Company recorded an unrealized gain of $56 million [$53 million after tax] on the revaluation of its private equity investments.

For the year ended December 31, 2017

During 2017, the Company’s investment in Argus Cyber Security Ltd. was sold for proceeds of $33 million. A gain of $26 million [$26 million after tax] was recognized on the sale of the investment, which was accounted for under the cost method.

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

5.     EARNINGS PER SHARE

Earnings per share are computed as follows:

	2018	2017
		[As Adjusted
		– Note 2]

Basic earnings per Common Share:

Net income attributable to Magna International Inc.	$2,296	$2,196

Weighted average number of Common Shares outstanding during the year	345.4	371.8

Basic earnings per Common Share	$6.65	$5.91

Diluted earnings per Common Share:

Net income attributable to Magna International Inc.	$2,296	$2,196

Weighted average number of Common Shares outstanding during the year	345.4	371.8
Adjustments
Stock options and restricted stock [a]	2.1	2.1
	347.5	373.9

Diluted earnings per Common Share	$6.61	$5.87

[a]         Diluted earnings per Common Share exclude 0.8 million [2017 — 1.2 million] Common Shares issuable under the Company’s Incentive Stock Option Plan because these options were not “in-the-money”. The dilutive effect of participating securities using the two-class method was excluded from the calculation of earnings per share because the effect would be immaterial.

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

6.     DETAILS OF CASH FROM OPERATING ACTIVITIES

[a]         Cash, cash equivalents and restricted cash equivalents consist of:

	2018	2017

Bank term deposits and bankers’ acceptances	$314	$234
Cash	370	492
Cash and cash equivalents	$684	$726
Restricted cash equivalents included in prepaid expenses [note 17]	118	113
	$802	$839

[b]         Items not involving current cash flows:

	2018	2017
		[As Adjusted
		– Note 2]

Depreciation and amortization	$1,278	$1,184
Amortization of other assets included in cost of goods sold	172	127
Impairment charges [note 4]	74	81
Other non-cash charges	7	(2)
Deferred income taxes [note 12]	31	(6)
Dividends received in excess of equity income	33	2
Non-cash portion of Other expense, net	(56)	(71)
	$1,539	$1,315

[c]          Changes in operating assets and liabilities:

	2018	2017
		[As Adjusted
		– Note 2]

Accounts receivable	$(351)	$(292)
Inventories	(92)	(397)
Prepaid expenses and other	9	25
Accounts payable	265	512
Accrued salaries and wages	(3)	7
Other accrued liabilities	105	(15)
Income taxes payable	(86)	(53)
	$(153)	$(213)

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

7.     ACQUISITION

On October 31, 2018, the Company completed the acquisition of 100% of the equity interest in OLSA S.p.A. [“OLSA”], a global company which designs, engineers and manufactures tail lamps and other lighting products. The purchase price was $152 million [net of $17 million cash acquired], and is subject to working capital and other customary purchase price adjustments.

The acquisition of OLSA was accounted for as a business combination.  The following table summarizes the provisional amounts recognized for assets acquired and liabilities assumed at their estimated fair values:

Preliminary
amounts recognized

Cash	$17
Non-cash working capital	(52)
Fixed assets	89
Goodwill	109
Intangibles	40
Long-term debt	(21)
Other long-term liabilities	(3)
Deferred tax liabilities	(10)
Consideration paid	169
Less: Cash acquired	(17)
Net cash outflow	$152

The preliminary purchase price allocations are subject to change and may be subsequently adjusted to reflect final valuation results and other adjustments.

Recognized goodwill is attributable to the assembled workforce, expected synergies and other intangible assets that do not qualify for separate recognition. All of the goodwill recognized was assigned to the Company’s Power & Vision segment.

Intangible assets consist primarily of amounts recognized for the fair value of customer contracts. These amortizable intangible assets are being amortized on a straight-line basis over an eight year estimated useful life.

8.     INVENTORIES

Inventories consist of:

	2018	2017
		[As Adjusted
		– Note 2]

Raw materials and supplies	$1,282	$1,254
Work-in-process	331	331
Finished goods	408	433
Tooling and engineering	1,382	1,524
	$3,403	$3,542

Tooling and engineering inventory represents costs incurred on tooling and engineering services contracts in excess of billed and unbilled amounts included in accounts receivable.

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

9.     INVESTMENTS

	2018	2017
		[As Adjusted
		– Note 2]

Equity method investments [a]	$1,862	$2,023
Private equity investments	323	50
Other	4	6
	$2,189	$2,079

[a]         The ownership percentages and carrying value of the Company’s principal equity method investments at December 31 were as follows [in millions, except percentages]:

		2018	2017
			[As Adjusted
			– Note 2]

Litens Automotive Partnership [i]	76.7%	$188	$221
Getrag (Jiangxi) Transmission Co., Ltd [i]	66.7%	$1,107	$1,156
Getrag Ford Transmission GmbH	50.0%	$268	$334
Dongfeng Getrag Transmission Co. Ltd [“DGT”] [ii]	50.0%	$72	$80
Hubei HAPM MAGNA Seating Systems Co., Ltd.	49.9%	$117	$116

[i]             The Company accounts for its investments under the equity method of accounting as a result of significant participating rights that prevent control.

[ii]          DGT — DGT is a variable interest entity [“VIE”] and depends on the Company and the Dongfeng Motor Group Company for any additional cash needs.  The Company cannot make key operating decisions considered to be most significant to the VIE, and is therefore not considered to be the primary beneficiary. Our known maximum exposure to loss approximated the carrying value of our investment balance as at December 31, 2018.

A summary of the total financial results, as reported by the Company’s equity method investees, in the aggregate, at December 31 was as follows:

Summarized Balance Sheets

	2018	2017
		[As Adjusted
		– Note 2]

Current assets	$1,914	$2,040
Non-current assets	$3,870	$4,159
Current liabilities	$1,500	$1,515
Long-term liabilities	$1,131	$1,378

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

Summarized Income Statements

	2018	2017
		[As Adjusted
		– Note 2]

Sales	$5,133	$5,349
Cost of goods sold & expenses	4,765	5,037
Net income	$368	$312

Sales to equity method investees were approximately $379 million and $284 million for the years ended December 31, 2018 and 2017, respectively.

Variable Interest Entities

The Company has two equity method investees that are variable interest entities, in which the Company is the primary beneficiary and has the power to direct the activities that are considered most significant to the entities. As a result, the assets, liabilities, and results of operations of these variable interest entities are included in the Company’s Consolidated Financial Statements. The Company’s maximum exposure to any potential losses associated with these affiliated companies is limited to its investment, and was $101 million and $137 million at December 31, 2018 and 2017, respectively.

The carrying amounts and classification of assets and liabilities included in the Company’s consolidated balance sheet related to the consolidated VIEs are as follows:

	2018	2017
		[As Adjusted
		– Note 2]

Current assets	$207	$270
Non-current assets	118	134
Total assets	$325	$404

Current liabilities	$218	$263
Non-current liabilities	6	4
Total liabilities	$224	$267

Assets recognized as a result of consolidating these VIEs do not represent additional assets that could be used to satisfy claims against the Company’s general assets. Conversely, liabilities recognized as a result of consolidating these VIEs do not represent additional claims on the Company’s general assets; rather, they represent claims against the specific assets of the consolidated VIEs.

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

10.  FIXED ASSETS

Fixed assets consist of:

	2018	2017
		[As Adjusted
		– Note 2]

Cost
Land	$229	$269
Buildings	2,205	2,232
Machinery and equipment	14,396	14,320
	16,830	16,821
Accumulated depreciation
Buildings	(810)	(778)
Machinery and equipment	(7,925)	(7,867)
	$8,095	$8,176

Included in the cost of fixed assets are construction in progress expenditures of $1.0 billion [2017 - $1.4 billion] that have not been depreciated.

11.  GOODWILL

The following is a continuity of the Company’s goodwill by segment:

	Body Exteriors	Power	Seating	Complete
	& Structures	& Vision	Systems	Vehicles	Total

Balance, December 31, 2016	$434	$1,237	$147	$105	$1,923
Acquisitions	(2)	3	—	—	1
Foreign exchange and other	31	125	6	13	175
Balance, December 31, 2017	463	1,365	153	118	2,099
Acquisitions [note 7]	16	109	—	—	125
Assets held for sale [note 3]	—	(157)	—	—	(157)
Foreign exchange and other	(20)	(57)	(6)	(5)	(88)
Balance, December 31, 2018	$459	$1,260	$147	$113	$1,979

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

12.  INCOME TAXES

[a]         The provision for income taxes differs from the expense that would be obtained by applying the Canadian statutory income tax rate as a result of the following:

	2018	2017
		[As Adjusted
		– Note 2]

Canadian statutory income tax rate	26.5%	26.5%
Manufacturing and processing profits deduction	(0.3)	(0.3)
Foreign rate differentials	(2.9)	(0.4)
Losses not benefited	0.8	1.6
Utilization of losses previously not benefited	(0.4)	(0.1)
Earnings of equity accounted investees	(1.6)	(1.4)
Tax on repatriation of foreign earnings	2.7	1.4
Valuation allowance on deferred tax assets [i]	(1.8)	(0.1)
US tax reform [ii]	0.4	(0.8)
Research and development tax credits	(1.7)	(1.2)
Reserve for uncertain tax positions	(1.5)	(0.2)
Non-deductible foreign exchange losses [iii]	0.4	0.3
Impairment of investments [note 4]	0.6	0.1
Others	(0.2)	(0.6)
Effective income tax rate	21.0%	24.8%

[i]             GAAP requires that the Company assess whether valuation allowances should be established or maintained against its deferred tax assets, based on consideration of all available evidence, using a “more-likely-than-not” standard. The factors the Company uses to assess the likelihood of realization are its history of losses, forecasts of future pre-tax income and tax planning strategies that could be implemented to realize the deferred tax assets.

During the year ended December 31, 2018, the Company released certain of its valuation allowance against its deferred tax assets in Canada and India.  In the third quarter of 2018, the Company released a portion of its valuation allowance against deferred tax assets on its Canadian capital losses as a result of the anticipated capital gain from the sale of the FP&C business [note 3]. Additionally, over the past few years, some of the Company’s Indian operations have delivered sustained profits which, together with forecasted profits, provided sufficient evidence to support the release of the valuation allowance set up against deferred tax assets in those Indian operations in the fourth quarter of 2018.  The net effect of these valuation allowance releases was $52 million.

[ii]          On December 22, 2017, the United States enacted the Tax Cuts and Jobs Act [the “US Tax Reform”], which reduced the U.S. federal corporate tax rate from 35% to 21% beginning in 2018, required companies to pay a one-time transition tax on earnings of certain foreign subsidiaries that were previously tax deferred and created new taxes on certain foreign-sourced earnings.  At December 31, 2017, in accordance with guidance provided by Securities and Exchange Commission Staff Accounting Bulletin No. 118 [“SAB 118”], the Company made a reasonable estimate of its effects and recognized a provisional $23 million net reduction in income tax expense.  In the fourth quarter of 2018, the Company completed its analysis of the tax impact and recorded a net increase of $11 million in income tax expense as described below.

Deferred tax assets and liabilities: At December 31, 2017, the Company re-measured certain deferred tax assets and liabilities applying the new tax rate, which resulted in a $61 million reduction to deferred tax expense.  At December 31, 2018, the Company completed its analysis of the impact of remeasurement which resulted in no further adjustment to the provisional amount recognized in 2017.

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

One-time transition tax: This tax is based on the Company’s total post-1986 earnings and profits [“E&P”] that were previously deferred from U.S. income taxes.  The Company recorded a provisional $38 million in current income tax expense related to the transition tax at December 31, 2017.  In the fourth quarter of 2018, the Company completed its calculation of the one-time transition tax and recorded a $5 million reduction in current income tax expense.  In addition, the Company has concluded its re-evaluation of indefinite reinvestment assertions on remaining undistributed foreign earnings, the taxation of which is affected by US Tax Reform, and recognized $16 million in deferred tax expense for withholding taxes associated with the future remittance of the undistributed earnings of the Mexican subsidiaries held by the Magna U.S entities.

Global Intangible Low-Taxed Income [“GILTI”]: In addition to the changes described above, the US Tax Reform contains a new law that may subject the Company to a tax on GILTI, beginning in 2018.  FASB allows an accounting policy election of either recognizing deferred taxes for temporary differences expected to reverse as GILTI in future years, or treating such taxes as a current-period expense when incurred.  The Company has completed its assessment of GILTI and elected to treat taxes due under the GILTI provision as a current-period expense when incurred.

[iii]     Non-deductible foreign exchange losses are related to the re-measurement of financial statement balances of foreign subsidiaries, primarily in Mexico, that are maintained in a currency other than their functional currency.

[b]                               The details of income before income taxes by jurisdiction are as follows:

	2018	2017
		[As Adjusted
		– Note 2]

Canadian	$631	$592
Foreign	2,320	2,393
	$2,951	$2,985

[c]   The details of the income tax provision are as follows:

	2018	2017
		[As Adjusted
		– Note 2]

Current
Canadian	$125	$140
Foreign	466	607
	591	747
Deferred
Canadian	24	(7)
Foreign	4	1
	28	(6)
	$619	$741

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

[d]         Deferred income taxes have been provided on temporary differences, which consist of the following:

	2018	2017
		[As Adjusted
		– Note 2]

Tax depreciation in excess of book depreciation	$32	$62
Book amortization (in excess of) less than tax amortization	(1)	10
Liabilities currently not deductible for tax	—	(9)
Net tax losses benefited	(9)	(18)
Change in valuation allowance on deferred tax assets	(52)	(2)
Tax on undistributed foreign earnings	34	8
US tax reform	16	(61)
Others	8	4
	$28	$(6)

[e]          Deferred tax assets and liabilities consist of the following temporary differences:

	2018	2017
		[As Adjusted
		– Note 2]

Assets
Tax benefit of loss carryforwards	$660	$747
Liabilities currently not deductible for tax	150	173
Tax credit carryforwards	57	59
Unrealized loss on cash flow hedges and retirement liabilities	106	75
Others	12	21
	985	1,075
Valuation allowance against tax benefit of loss carryforwards	(506)	(629)
Other valuation allowance	(152)	(129)
	$327	$317

Liabilities
Tax depreciation in excess of book depreciation	220	212
Other assets book value in excess of tax values	50	60
Tax on undistributed foreign earnings	141	105
Unrealized gain on cash flow hedges and retirement liabilities	8	24
Unrealized gain on remeasurement of investments	9	—
	428	401

Net deferred tax liabilities	$(101)	$(84)

The net deferred tax liabilities are presented on the consolidated balance sheet in the following categories:

	2018	2017
		[As Adjusted
		– Note 2]

Long-term deferred tax assets	$300	$238
Long-term deferred tax liabilities	(401)	(322)
	$(101)	$(84)

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

[f]           The Company has provided for deferred income taxes for the estimated tax cost of distributable earnings of its subsidiaries. Deferred income taxes have not been provided on approximately $5.17 billion of undistributed earnings of certain foreign subsidiaries, as the Company has concluded that such earnings should not give rise to additional tax liabilities upon repatriation or are indefinitely reinvested. A determination of the amount of the unrecognized tax liability relating to the remittance of such undistributed earnings is not practicable.

[g]          Income taxes paid in cash [net of refunds] were $665 million for the year ended December 31, 2018 [2017 - $782 million].

[h]         As of December 31, 2018, the Company had domestic and foreign operating loss carryforwards of $ 2.33 billion and tax credit carryforwards of $57 million. Approximately $1.70 billion of the operating losses can be carried forward indefinitely. The remaining operating losses and tax credit carryforwards expire between 2019 and 2038.

[i]             As at December 31, 2018 and 2017, the Company’s gross unrecognized tax benefits were $198 and $243 million, respectively [excluding interest and penalties], of which $183 and $222 million, respectively, if recognized, would affect the Company’s effective tax rate. The gross unrecognized tax benefits differ from the amount that would affect the Company’s effective tax rate due primarily to the impact of the valuation allowance on deferred tax assets. A summary of the changes in gross unrecognized tax benefits is as follows:

	2018	2017

Balance, beginning of year	$243	$220
Increase based on tax positions related to current year	20	21
(Decrease) increase based on tax positions of prior years	(3)	7
Increase related to acquisitions	8	—
Settlements	(13)	(2)
Statute expirations	(50)	(17)
Foreign currency translation	(7)	14
	$198	$243

The Company recognizes interest and penalties with respect to unrecognized tax benefits as income tax expense. As at December 31, 2018 and 2017, the Company had recorded interest and penalties on the unrecognized tax benefits of $39 and $45 million, respectively, which reflects a reduction in expenses related to changes in its reserves for interest and penalties of $6 in 2018 and an increase of $10 million in expenses related to changes in its reserves for interest and penalties in 2017.

The Company operates in multiple jurisdictions throughout the world, and its tax returns are periodically audited or subject to review by both domestic and foreign tax authorities. During the next twelve months, it is reasonably possible that, as a result of audit settlements, the conclusion of current examinations and the expiration of the statute of limitations in several jurisdictions, the Company may decrease the amount of its gross unrecognized tax benefits [including interest and penalties] by approximately $45 million, of which $35 million, if recognized, would affect its effective tax rate.

The Company considers its significant tax jurisdictions to include Canada, the United States, Austria, Germany and Mexico. With few exceptions, the Company remains subject to income tax examination in Germany for years after 2007, Mexico for years after 2012, Canada for years after 2013, U.S. federal jurisdiction for years after 2014, and in Austria for years after 2015.

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

13.  INTANGIBLE ASSETS

Intangible assets were as follows:

	Estimated weighted average useful life in years	2018	2017

Cost
Customer relationship intangibles [note 7]	10	$415	$438
Computer software	2	291	348
Patent and licenses	12	340	342
		1,046	1,128
Accumulated depreciation
Customer relationship intangibles [note 7]		(191)	(162)
Computer software		(219)	(263)
Patent and licenses		(76)	(53)
		$560	$650

The Company recorded approximately $84 million and $125 million of amortization expense related to finite-lived intangible assets for the years ended December 31, 2018 and 2017, respectively.  The Company currently estimates annual amortization expense to be $77 million for 2019, $75 million for 2020, $50 million for 2021, $44 million for 2022 and $41 million for 2023.

14.  OTHER ASSETS

Other assets consist of:

	2018	2017
		[As Adjusted — Note 2]

Preproduction costs related to long-term supply agreements with contractual guarantee for reimbursement	$741	$732
Long-term receivables [note 22[c]]	198	204
Pension overfunded status [note 18[a]]	18	23
Unrealized gain on cash flow hedges [note 22]	9	46
Other, net	22	21
	$988	$1,026

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

15.  EMPLOYEE EQUITY AND PROFIT PARTICIPATION PROGRAM

During the year ended December 31, 2018, a trust, which exists to make orderly purchases of the Company’s shares for employees for transfer to the Employee Equity and Profit Participation Program [“EEPPP”], borrowed up to $34 million [2017 - $19 million] from the Company to facilitate the purchase of Common Shares. At December 31, 2018, the trust’s indebtedness to Magna was $34 million [2017 - $19 million].  The Company nets the receivable from the trust with the Company’s accrued EEPPP payable in accrued wages and salaries.

16.  WARRANTY

The following is a continuity of the Company’s warranty accruals:

	2018	2017

Balance, beginning of year	$255	$270
Expense, net	98	51
Settlements	(111)	(81)
Acquisitions	2	—
Foreign exchange and other	(7)	15
Liabilities held for sale [note 3]	(29)	—
	$208	$255

17.  DEBT

Short-term borrowings

The Company’s short-term borrowings consist of the following:

	2018	2017

Bank indebtedness [i]	$35	$9
Commercial paper [ii]	1,063	250
	$1,098	$259

[i]             The Company has an agreement for a credit facility that is drawn in euros.  The Company is required to secure any amounts drawn on the facility with a USD cash deposit of 105% of the outstanding euro balance.  As at December 31, 2018, the gross amount outstanding under the credit facility was $112 million [€98 million].  The credit agreement includes a netting arrangement with the bank that provides for the legal right of setoff.  Accordingly, as at December 31, 2018, this liability balance was offset against the related restricted cash equivalent deposit of $118 million.  The remaining net deposit of $6 million was included in the prepaid expenses and other balance, and is restricted under the terms of the loan. As at December 31, 2017, the gross amount outstanding under the credit facility was $108 million [€90 million], and the net deposit included in the prepaid expenses and other balance was $5 million.

On October 12, 2018, the Company entered into a $300 million, 364 day syndicated revolving credit facility.     The facility can be drawn in U.S. dollars or Canadian dollars.  As of December 31, 2018, the Company has not borrowed any funds under this credit facility.

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

[ii]          During 2017, the Company established a U.S. commercial paper program [the “U.S. Program”] and a euro-commercial paper program [the “euro-Program”].  Under the U.S. Program, the Company may issue U.S. commercial paper notes [the “U.S. notes”] up to a maximum aggregate amount of U.S. $1 billion. The U.S. Program is supported by the Company’s existing global credit facility. The proceeds from the issuance of the U.S. notes are being used for general corporate purposes. As at December 31, 2018, $903 million [2017 - $70 million] of U.S. notes were outstanding, with a weighted-average interest rate of 3.00% [2017 — 1.84%], and maturities less than three months.

Under the euro-Program, the Company may issue euro-commercial paper notes [the “euro notes”] up to a maximum aggregate amount of €500 million or its equivalent in alternative currencies. The euro notes issued are guaranteed by the Company’s existing global credit facility. The proceeds from the issuance of the euro notes are being used for general corporate purposes. As of December 31, 2018, $160 million or €140 million [2017 — $180 million or €150 million] of euro notes were outstanding, with a negative weighted-average interest rate of 0.24% [2017 — negative 0.22%], and maturities less than three months.

Long-term borrowings

[a]         The Company’s long-term debt, which is substantially uncollateralized, consists of the following:

	2018	2017

Senior Notes [note 17 [c]]
$750 million Senior Notes due 2024 at 3.625%	$746	$746
$650 million Senior Notes due 2025 at 4.150%	644	643
€550 million Senior Notes due 2023 at 1.900%	627	657
€600 million Senior Notes due 2027 at 1.500%	683	717
Cdn$425 million Senior Notes due 2022 at 3.100%	311	338
Bank term debt at a weighted average interest rate of approximately 4.89% [2017 — 5.68%], denominated primarily in Chinese renminbi, Indian rupee, euro and Brazilian real	153	99
Government loans at a weighted average interest rate of approximately 2.18% [2017 — 1.73%], denominated primarily in euro, Canadian dollar and Brazilian real	109	84
Other	12	19
	3,285	3,303
Less due within one year	201	108
	$3,084	$3,195

[b]         Future principal repayments on long-term debt are estimated to be as follows:

2019	$201
2020	28
2021	31
2022	315
2023	631
Thereafter	2,079
$3,285

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

[c]          All of the Senior Notes pay a fixed rate of interest semi-annually except for the €550 million and €600 million Senior Notes which pay a fixed rate of interest annually. The Senior Notes are unsecured obligations and do not include any financial covenants.  The Company may redeem the Senior Notes in whole or in part at any time, at specified redemption prices determined in accordance with the terms of each of the respective indentures governing the Senior Notes.  All of the Senior Notes were issued for general corporate purposes.

[d]         The Company’s $2.75 billion revolving credit facility matures on June 22, 2023. The facility includes a $200 million Asian tranche, a $100 million Mexican tranche and a tranche for Canada, U.S. and Europe, which is fully transferable between jurisdictions and can be drawn in U.S. dollars, Canadian dollars or euros.

[e]          Interest expense, net includes:

	2018	2017

Interest expense
Current	$24	$10
Long-term	89	80
	113	90
Interest income	(20)	(20)
Interest expense, net	$93	$70

[f]           Interest paid in cash was $115 million for the year ended December 31, 2018 [2017 - $88 million].

[g]          At December 31, 2018, the Company had commitments under operating leases requiring annual rental payments as follows:

Total

2019	$310
2020	283
2021	254
2022	230
2023	199
Thereafter	714
$1,990

For the year ended December 31, 2018, operating lease expense was $361 million [2017 - $344 million].

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

18.  LONG-TERM EMPLOYEE BENEFIT LIABILITIES

Long-term employee benefit liabilities consist of:

	2018	2017

Defined benefit pension plans and other [a]	$184	$264
Termination and long service arrangements [b]	381	368
Retirement medical benefits plans [c]	27	31
Other long-term employee benefits	5	7
Long-term employee benefit obligations	$597	$670

[a]         Defined benefit pension plans

The Company sponsors a number of defined benefit pension plans and similar arrangements for its employees. All pension plans are funded to at least the minimum legal funding requirements, while European defined benefit pension plans are unfunded.

The weighted average significant actuarial assumptions adopted in measuring the Company’s obligations and costs are as follows:

	2018	2017

Projected benefit obligation
Discount rate	3.1%	2.9%
Rate of compensation increase	2.5%	2.6%
Net periodic benefit cost
Discount rate	2.8%	3.1%
Rate of compensation increase	2.5%	2.5%
Expected return on plan assets	5.8%	5.8%

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

Information about the Company’s defined benefit pension plans is as follows:

	2018	2017

Projected benefit obligation
Beginning of year	$687	$624
Current service cost	14	13
Interest cost	18	18
Actuarial (gains) losses and changes in actuarial assumptions	(33)	8
Benefits paid	(24)	(23)
Foreign exchange	(29)	47
End of year	633	687

Plan assets at fair value [i]
Beginning of year	443	330
Return on plan assets	(11)	33
Employer contributions	12	82
Benefits paid	(19)	(18)
Foreign exchange	(19)	16
End of year	406	443

Ending funded status	$227	$244

Amounts recorded in the consolidated balance sheet
Non-current asset [note 14]	$(18)	$(23)
Current liability	1	3
Liabilities held for sale [note 3] [ii]	60	—
Non-current liability	184	264
Net amount	$227	$244

Amounts recorded in accumulated other comprehensive income Unrecognized actuarial losses	$(134)	$(135)

Net periodic benefit cost
Current service cost	$14	$13
Interest cost	18	18
Return on plan assets	(25)	(20)
Actuarial losses	4	4
Net periodic benefit cost	$11	$15

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

[i]         The asset allocation of the Company’s defined benefit pension plans at December 31, 2018 and the target allocation for 2019 is as follows:

	2019	2018

Fixed income securities	55-75%	62%
Equity securities	25-45%	36%
Cash and cash equivalents	0-10%	2%
	100%	100%

Substantially all of the plan assets’ fair value has been determined using significant observable inputs [level 2] from indirect market prices on regulated financial exchanges.

[ii]      Includes $58 million of long-term employee benefit liabilities and $2 million of accrued salaries and wages which were reclassified to liabilities held for sale.

The expected rate of return on plan assets was determined by considering the Company’s current investment mix, the historic performance of these investment categories and expected future performance of these investment categories.

[b]         Termination and long service arrangements

Pursuant to labour laws and national labour agreements in certain European countries and Mexico, the Company is obligated to provide lump sum termination payments to employees on retirement or involuntary termination, and long service payments contingent upon persons reaching a predefined number of years of service.

The weighted average significant actuarial assumptions adopted in measuring the Company’s projected termination and long service benefit obligations and net periodic benefit cost are as follows:

	2018	2017

Discount rate	2.8%	2.6%
Rate of compensation increase	2.9%	2.6%

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

Information about the Company’s termination and long service arrangements is as follows:

	2018	2017

Projected benefit obligation
Beginning of year	$378	$327
Current service cost	22	20
Interest cost	8	7
Actuarial losses (gains) and changes in actuarial assumptions	14	(7)
Benefits paid	(14)	(11)
Acquisition	2	—
Foreign exchange	(16)	42
Ending funded status	$394	$378

Amounts recorded in the consolidated balance sheet
Current liability	$9	$10
Liabilities held for sale [note 3]	4	—
Non-current liability	381	368
Net amount	$394	$378

Amounts recorded in accumulated other comprehensive income Unrecognized actuarial losses	$(88)	$(73)

Net periodic benefit cost
Current service cost	$22	$20
Interest cost	8	7
Actuarial (gains) losses	(1)	3
Net periodic benefit cost	$29	$30

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

[c]          Retirement medical benefits plans

The Company sponsors a number of retirement medical plans which were assumed on certain acquisitions in prior years. These plans are frozen to new employees and incur no current service costs.

In addition, the Company sponsors a retirement medical benefits plan that was amended during 2009 such that substantially all employees retiring on or after August 1, 2009 no longer participate in the plan.

The weighted average discount rates used in measuring the Company’s projected retirement medical benefit obligations and net periodic benefit cost are as follows:

	2018	2017

Retirement medical benefit obligations	4.0%	3.4%
Net periodic benefit cost	3.4%	3.8%
Health care cost inflation	6.8%	6.6%

Information about the Company’s retirement medical benefits plans are as follows:

	2018	2017

Projected benefit obligation
Beginning of year	$33	$31
Interest cost	1	1
Actuarial (gains) losses and changes in actuarial assumptions	(3)	2
Benefits paid	(1)	(2)
Foreign exchange	(1)	1
Ending funded status	$29	$33

Amounts recorded in the consolidated balance sheet
Current liability	$2	$2
Non-current liability	27	31
Net amount	$29	$33

Amounts recorded in accumulated other comprehensive income
Unrecognized past service costs	$—	$1
Unrecognized actuarial gains	12	8
Total accumulated other comprehensive income	$12	$9

Net periodic benefit cost
Interest cost	$1	$1
Actuarial gains	(1)	(1)
Net periodic benefit cost	$—	$—

The effect of a one-percentage point increase or decrease in health care trend rates would not have a significant impact on the Company’s net income.

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

[d]         Future benefit payments

		Termination
	Defined	and long	Retirement
	benefit	service	medical
	pension plans	arrangements	benefits plans	Total

Expected employer contributions - 2019	$13	$9	$2	$24

Expected benefit payments:
2019	$23	$9	$2	$34
2020	25	10	2	37
2021	24	11	2	37
2022	25	13	2	40
2023	26	17	2	45
Thereafter	145	111	9	265
	$268	$171	$19	$458

19.  OTHER LONG-TERM LIABILITIES

Other long-term liabilities consist of:

	2018	2017
		[As Adjusted — Note 2]

Long-term portion of fair value of hedges [note 22]	$40	$17
Long-term portion of income taxes payable	205	225
Asset retirement obligation	33	34
Long-term lease inducements	16	15
Deferred revenue	106	35
	$400	$326

20.  CAPITAL STOCK

[a]         At December 31, 2018, the Company’s authorized, issued and outstanding capital stock are as follows:

Preference shares - issuable in series -

The Company’s authorized capital stock includes 99,760,000 preference shares, issuable in series. None of these shares are currently issued or outstanding.

Common Shares -

Common Shares without par value [unlimited amount authorized] have the following attributes:

[i]             Each share is entitled to one vote per share at all meetings of shareholders.

[ii]          Each share shall participate equally as to dividends.

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

[b]         On November 12, 2018, the Toronto Stock Exchange [“TSX”] accepted the Company’s Notice of Intention to Make a Normal Course Issuer Bid relating to the purchase for cancellation, as well as purchases to fund the Company’s stock-based compensation awards or programs and/or the Company’s obligations to its deferred profit sharing plans, of up to 33.2 million Magna Common Shares [the “2018 Bid”], representing approximately 10% of the Company’s public float of Common Shares. The Bid commenced on November 15, 2018 and will terminate no later than November 14, 2019.

Previously, the Company had Normal Course Issuer Bids in place for the 12 month periods beginning in November 2017 and 2016.

The following is a summary of the Normal Course Issuer Bids [number of shares in the table below are expressed in whole numbers]:

	Maximum	2018		2017
	number	Shares	Cash	Shares	Cash
	of shares	purchased	amount	purchased	amount

2016 Bid	38,000,000	—	$—	23,245,377	$1,109
2017 Bid	35,800,000	26,630,243	1,544	3,011,666	162
2018 Bid	33,200,000	6,014,041	287	—	—
		32,644,284	$1,831	26,257,043	$1,271

Certain purchases were made by way of private agreements entered into with arm’s length, third party sellers. Such private agreement purchases were made at a discount to the prevailing market price for the Company’s Common Shares and pursuant to issuer bid exemption orders issued by the Ontario Securities Commission. All other purchases of Common Shares are made at the market price at the time of purchase in accordance with the rules and policies of the TSX. Purchases may also be made on the New York Stock Exchange in compliance with Rule 10b-18 under the U.S. Securities Exchange Act of 1934.

[c]          The following table presents the maximum number of shares that would be outstanding if all the dilutive instruments outstanding at March 7, 2019 were exercised or converted:

Common Shares	324,634,866
Stock options (i)	9,410,640
334,045,506

(i)            Options to purchase Common Shares are exercisable by the holder in accordance with the vesting provisions and upon payment of the exercise price as may be determined from time to time pursuant to the Company’s stock option plans.

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

21.       ACCUMULATED OTHER COMPREHENSIVE LOSS

The following is a continuity schedule of accumulated other comprehensive loss:

	2018	2017
		[As Adjusted
		— Note 2]

Accumulated net unrealized loss on translation of net investment in foreign operations
Balance, beginning of year	$(456)	$(1,131)
Net unrealized (loss) gain	(490)	654
Repurchase of shares under normal course issuer bids [note 20]	29	21
Balance, end of year	(917)	(456)

Accumulated net unrealized gain (loss) on cash flow hedges [b]
Balance, beginning of year	39	(135)
Net unrealized (loss) gain	(106)	114
Reclassification of net (gain) loss to net income [a]	(1)	60
Balance, end of year	(68)	39

Accumulated net unrealized loss on other long-term liabilities [b]
Balance, beginning of year	(183)	(185)
Net unrealized (loss) gain	(13)	8
Reclassification of net loss to net income [a]	6	5
Reclassification of tax effect to retained earnings [c]	—	(11)
Balance, end of year	(190)	(183)

Total accumulated other comprehensive loss [d]	$(1,175)	$(600)

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

[a]         The effects on net income of amounts reclassified from AOCL, with presentation location, were as follows:

	2018	2017

Cash flow hedges
Sales	$(6)	$(30)
Cost of sales	7	(54)
Income tax	—	24
Net of tax	1	(60)

Other long-term liabilities
Cost of sales	(7)	(6)
Income tax	1	1
Net of tax	(6)	(5)

Total loss reclassified to net income	$(5)	$(65)

[b]         The amount of income tax benefit (expense) that has been allocated to each component of other comprehensive loss is as follows:

	2018	2017

Accumulated net unrealized loss on translation of net investment in foreign operations
Balance, beginning of year	$7	$—
Net unrealized loss	—	7
Balance, end of year	7	7

Accumulated net unrealized (gain) loss on cash flow hedges
Balance, beginning of year	(12)	53
Net unrealized (gain) loss	35	(41)
Reclassification of net loss to net income	—	(24)
Balance, end of year	23	(12)

Accumulated net unrealized loss on other long-term liabilities
Balance, beginning of year	17	30
Net unrealized (gain) loss	5	(1)
Reclassification of net loss to net income	(1)	(1)
Reclassification of tax effect to retained earnings	—	(11)
Balance, end of year	21	17

Total income tax benefit	$51	$12

[c]          Amounts related to the reclassification of the stranded tax effects of the Company’s pensions and financial instruments to retained earnings related to the adoption of “Income Statement — Reporting Comprehensive Income — Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income”.

[d]         The amount of other comprehensive loss that is expected to be reclassified to net income during 2019 is $44 million.

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

22.       FINANCIAL INSTRUMENTS

[a]         Foreign exchange contracts

At December 31, 2018, the Company had outstanding foreign exchange forward contracts representing commitments to buy and sell various foreign currencies. Significant commitments are as follows:

	For Canadian dollars				For U.S. dollars
	U.S.	Weighted		Weighted		Weighted
Buy	dollar	average	Euro	average	Peso	average
(Sell)	amount	rate	amount	rate	amount	rate
2019	230	1.32032	15	1.56777	5,240	0.04848
2019	(1,030)	0.77436	(14)	0.64273	—	—
2020	18	1.29662	1	1.55732	2,676	0.04681
2020	(466)	0.77365	—	—	—	—
2021	1	1.26809	—	—	855	0.04273
2021	(174)	0.78498	—	—	—	—
2022	1	1.30510	—	—	—	—
2022	(64)	0.78373	—	—	—	—
2023	(18)	0.77541	—	—	—	—
	(1,502)		2		8,771

	For euros
	U.S.	Weighted		Weighted	Czech	Weighted
Buy	dollar	average	GBP	average	koruna	average
(Sell)	amount	rate	amount	rate	amount	rate
2019	183	0.85595	14	1.12128	4,039	0.03816
2019	(142)	1.17649	(22)	0.85495	—	—
2020	93	0.83001	8	1.11351	2,361	0.03836
2020	(47)	1.20790	(11)	0.88525	—	—
2021	27	0.79816	—	—	491	0.03729
2021	(18)	1.28271	(6)	0.92098	—	—
2022	9	0.76479	—	—	—	—
2022	(1)	1.31155	—	—	—	—
	104		(17)		6,891

Based on forward foreign exchange rates as at December 31, 2018 for contracts with similar remaining terms to maturity, the gains and losses relating to the Company’s foreign exchange forward contracts recognized in other comprehensive income are approximately $34 million and $101 million, respectively [note 21].

The Company does not enter into foreign exchange forward contracts for speculative purposes.

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

[b]         Financial assets and liabilities

The Company’s financial assets and liabilities consist of the following:

	2018	2017
		[As Adjusted
		— Note 2]

Financial assets
Cash and cash equivalents	$684	$726
Restricted cash equivalents	118	113
Accounts receivable	6,548	6,695
Severance investments	3	4
Long-term receivables included in other assets [note 14]	198	204
Financial assets held for sale [note 3]
Accounts receivable held for sale	258	—
Severance investments held for sale	1	—
Long-term receivables held for sale	—	—
	$7,810	$7,742

Financial liabilities
Bank indebtedness [note 17]	$35	$9
Commercial paper [note 17]	1,063	250
Long-term debt (including portion due within one year)	3,285	3,303
Accounts payable	6,094	6,283
Financial liabilities held for sale [note 3]
Accounts payable held for sale	226	—
	$10,703	$9,845

Derivatives designated as effective hedges, measured at fair value
Foreign currency contracts
Prepaid expenses and other	$25	$55
Other assets	9	46
Other accrued liabilities	(61)	(32)
Other long-term liabilities	(40)	(17)
	$(67)	$52

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

[c]          Derivatives designated as effective hedges, measured at fair value

The Company presents derivatives that are designated as effective hedges at gross fair values in the consolidated balance sheets. However, master netting and other similar arrangements allow net settlements under certain conditions. The following table shows the Company’s derivative foreign currency contracts at gross fair value as reflected in the consolidated balance sheets and the unrecognized impacts of master netting arrangements:

	Gross	Gross
	amounts	amounts
	presented	not offset
	in consolidated	in consolidated	Net
	balance sheets	balance sheets	amounts

December 31, 2018
Assets	$34	$33	$1
Liabilities	$(101)	$(33)	$(68)

December 31, 2017
Assets	$101	$47	$54
Liabilities	$(49)	$(47)	$(2)

[d]         Fair value

The Company determined the estimated fair values of its financial instruments based on valuation methodologies it believes are appropriate; however, considerable judgment is required to develop these estimates. Accordingly, these estimated fair values are not necessarily indicative of the amounts the Company could realize in a current market exchange. The estimated fair value amounts can be materially affected by the use of different assumptions or methodologies. The methods and assumptions used to estimate the fair value of financial instruments are described below:

Cash and cash equivalents, restricted cash equivalents, accounts receivable, short-term borrowings and accounts payable.

Due to the short period to maturity of the instruments, the carrying values as presented in the consolidated balance sheets are reasonable estimates of fair values.

Commercial Paper

Due to the short period to maturity of the commercial paper, the carrying value as presented in the consolidated balance sheet is a reasonable estimate of its fair value.

Term debt

The Company’s term debt includes $201 million due within one year. Due to the short period to maturity of this debt, the carrying value as presented in the consolidated balance sheet is a reasonable estimate of its fair value.

Senior Notes

The fair value of our Senior Notes are classified as Level 1 when we use quoted prices in active markets and Level 2 when the quoted prices are from less active markets or when other observable inputs are used to determine fair value. At December 31, 2018, the net book value of the Company’s Senior Notes was $3.03 billion and the estimated fair value was $3.05 billion, determined using active market prices.

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

[e]          Credit risk

The Company’s financial assets that are exposed to credit risk consist primarily of cash and cash equivalents, restricted cash equivalents, accounts receivable, held-to-maturity investments and foreign exchange and commodity forward contracts with positive fair values.

Cash and cash equivalents and restricted cash equivalents, which consist of short-term investments, are only invested in bank term deposits and bank commercial paper with an investment grade credit rating. Credit risk is further reduced by limiting the amount which is invested in certain governments or any major financial institution.

The Company is also exposed to credit risk from the potential default by any of its counterparties on its foreign exchange forward contracts. The Company mitigates this credit risk by dealing with counterparties who are major financial institutions that the Company anticipates will satisfy their obligations under the contracts.

In the normal course of business, the Company is exposed to credit risk from its customers, substantially all of which are in the automotive industry and are subject to credit risks associated with the automotive industry. For the year ended December 31, 2018, sales to the Company’s six largest customers represented 77% [2017 - 81%] of the Company’s total sales; and substantially all of its sales are to customers in which the Company has ongoing contractual relationships.

[f]           Currency risk

The Company is exposed to fluctuations in foreign exchange rates when manufacturing facilities have committed to the delivery of products for which the selling price has been quoted in currencies other than the facilities’ functional currency, and when materials and equipment are purchased in currencies other than the facilities’ functional currency. In an effort to manage this net foreign exchange exposure, the Company employs hedging programs, primarily through the use of foreign exchange forward contracts [note 22[a]].

[g]         Interest rate risk

The Company is not exposed to significant interest rate risk due to the short-term maturity of its monetary current assets and current liabilities. In particular, the amount of interest income earned on cash and cash equivalents is impacted more by investment decisions made and the demands to have available cash on hand, than by movements in interest rates over a given period.

In addition, the Company is not exposed to interest rate risk on its term debt and Senior Notes as the interest rates on these instruments are fixed.

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

23.       CONTINGENCIES

From time to time, the Company may become involved in regulatory proceedings, or become liable for legal, contractual and other claims by various parties, including customers, suppliers, former employees, class action plaintiffs and others. On an ongoing basis, the Company attempts to assess the likelihood of any adverse judgments or outcomes to these proceedings or claims, together with potential ranges of probable costs and losses. A determination of the provision required, if any, for these contingencies is made after analysis of each individual issue. The required provision may change in the future due to new developments in each matter or changes in approach such as a change in settlement strategy in dealing with these matters.

[a]         In September 2014, the Conselho Administrativo de Defesa Economica, Brazil’s Federal competition authority, attended at one of the Company’s operating divisions in Brazil to obtain information in connection with an ongoing antitrust investigation relating to suppliers of automotive door latches and related products.  Proceedings of this nature can often continue for several years. At this time, management is unable to predict the duration or outcome of the Brazilian investigation.

The Company’s policy is to comply with all applicable laws, including antitrust and competition laws. The Company has completed its previously announced global review focused on antitrust risk and does not currently anticipate any material liabilities in connection with the review.

In the event of an antitrust violation, Magna could be subject to fines, penalties, restitution settlements and civil, administrative or criminal legal proceedings and other consequences, including reputational damage.

[b]         In certain circumstances, the Company is at risk for warranty costs including product liability and recall costs. Due to the nature of the costs, the Company makes its best estimate of the expected future costs [note 16]; however, the ultimate amount of such costs could be materially different. The Company continues to experience increased customer pressure to assume greater warranty responsibility. Currently, under most customer agreements, the Company only accounts for existing or probable claims. Under certain complete vehicle engineering and assembly contracts, and with respect to our powertrain systems programs, the Company records an estimate of future warranty-related costs based on the terms of the specific customer agreements, and the specific customer’s [or the Company’s] warranty experience.

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

24.       SEGMENTED INFORMATION

[a]         Magna is a global automotive supplier which has complete vehicle engineering and contract manufacturing expertise, as well as product capabilities which include body, chassis, exterior, seating, powertrain, active driver assistance, electronics, vision, mechatronics and roof systems. Magna also has electronic and software capabilities across many of these areas.

Previously, the Company organized its businesses into four reportable operating segments: North America, Europe, Asia and Rest of World. In December 2017, the Company announced a realignment of its management structure along product lines. As a result, on January 1, 2018, the Company changed its segments to align with the way its business is now managed.

The Company is now organized under four operating segments which have been determined on the basis of technological opportunities, product similarities, and market and operating factors.  These operating segments are also the Company’s reportable segments:

•                  Body Exteriors & Structures includes our body and chassis business, exteriors, roof systems, sealing systems and fuel systems operations;

•                  Power & Vision includes our powertrain, electronics, mirrors, lighting and mechatronics operations;

•                  Seating Systems is comprised of our complete seat assembly facilities and our foam, trim, structures and mechanisms operations; and

•                  Complete Vehicles is comprised of our contract manufacturing operations as well as our complete vehicle engineering centers.

The results of each segment are regularly reviewed by the Company’s chief operating decision maker to assess the performance of the segment and make decisions regarding the allocation of resources. The Company’s chief operating decision maker uses Adjusted Earnings before Interest and Income Taxes [“Adjusted EBIT”] as the measure of segment profit or loss, since management believes Adjusted EBIT is the most appropriate measure of operational profitability or loss for its reporting segments. Adjusted EBIT is calculated by taking net income from operations and adding back income taxes, interest expense, net, and other expense, net.

The accounting policies of each segment are the same as those set out under “Significant Accounting Policies” [note 1]. All intersegment sales and transfers are accounted for at fair market value.

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

[a] The following tables show segment information for the Company’s reporting segments and a reconciliation of Adjusted EBIT to the Company’s consolidated income before income taxes:

	2018
				Depreciation
	Total	External	Adjusted	and	Equity
	sales	sales	EBIT	amortization	income
Body Exteriors & Structures	$17,527	$17,220	$1,398	$697	$(12)
Power & Vision	12,321	12,086	1,168	434	(261)
Seating Systems	5,548	5,546	425	57	(3)
Complete Vehicles	6,018	5,968	68	65	—
Corporate & Other [ii]	(587)	7	48	25	(1)
Total Reportable Segments	$40,827	$40,827	$3,107	$1,278	$(277)

	2017 [As Adjusted — Note 2]
				Depreciation	Equity
	Total	External	Adjusted	and	(income)
	sales	sales	EBIT	amortization	loss
Body Exteriors & Structures	$16,613	$16,501	$1,346	$633	$(10)
Power & Vision	11,629	11,344	1,183	415	(245)
Seating Systems	5,224	5,222	434	61	2
Complete Vehicles	3,547	3,513	66	46	—
Corporate & Other [ii]	(425)	8	65	29	—
Total Reportable Segments	$36,588	$36,588	$3,094	$1,184	$(253)

	2018
				Fixed	Fixed
	Net			asset,	asset
	assets	Investments	Goodwill	net	additions
Body Exteriors & Structure	$6,946	$34	$459	$4,615	$730
Power & Vision [i]	6,675	1,680	1,260	2,123	655
Seating Systems	804	135	147	319	78
Complete Vehicles	605	2	113	607	170
Corporate & Other [ii]	798	338	—	431	17
Total Reportable Segments	$15,828	$2,189	$1,979	$8,095	$1,650

	2017 [As Adjusted — Note 2]
				Fixed	Fixed
	Net			asset,	asset
	assets	Investments	Goodwill	net	additions
Body Exteriors & Structure	$7,243	$31	$463	$4,763	$930
Power & Vision	6,475	1,819	1,365	2,113	568
Seating Systems	804	136	153	306	76
Complete Vehicles	394	2	118	529	236
Corporate & Other [ii]	658	91	—	465	65
Total Reportable Segments	$15,574	$2,079	$2,099	$8,176	$1,875

[i]             Includes $541 million of net assets held for sale.

[ii]          Included in Corporate and Other Adjusted EBIT are intercompany fees charged to the automotive segments.

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

[b] The following table reconciles Net income from operations to Adjusted EBIT:

	2018	2017
		[As Adjusted
		— Note 2]

Net Income	$2,332	$2,244
Add:
Interest expense, net	93	70
Other expense, net	63	39
Income taxes	619	741
Adjusted EBIT	$3,107	$3,094

[c] The following table shows Net Assets for the Company’s reporting segments:

	2018	2017
		[As Adjusted
		— Note 2]

Total Assets	25,945	25,468
Deduct assets not included in segment net assets:
Cash and cash equivalents	(684)	(726)
Deferred tax assets	(300)	(238)
Long-term receivables from joint venture partners	(71)	(72)
Income taxes receivable	(57)	—
Deduct liabilities included in segment net assets:
Accounts Payable	(6,094)	(6,283)
Accrued salaries and wages	(769)	(836)
Other accrued liabilities	(1,734)	(1,739)
Liabilities held for sale [note 3]	(408)	—
Segment Net Assets	$15,828	$15,574

[d] The following table aggregates external revenues by customer as follows:

	2018	2017
		[As Adjusted
		— Note 2]

General Motors	$6,303	$6,481
Ford Motor Company	5,721	5,760
Fiat Chrysler Automobiles	5,693	5,311
BMW	4,826	3,676
Daimler AG	4,687	4,474
Volkswagen	4,128	3,849
Other	9,469	7,037
	$40,827	$36,588

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

[e]          The following table summarizes external revenues and long-lived assets by geographic region:

	External Sales		Fixed Assets, Net
	2018	2017	2018	2017
		[As Adjusted		[As Adjusted
		— Note 2]		— Note 2]

North America
United States	$10,043	$9,302	$1,356	$1,668
Canada	5,886	5,902	968	990
Mexico	4,618	4,634	1,311	1,269
	20,547	19,838	3,635	3,927
Europe
Austria	7,750	5,191	938	863
Germany	4,893	4,243	1,271	1,313
Italy	850	858	288	235
Czech Republic	764	740	257	222
Poland	694	674	200	149
United Kingdom	517	524	191	194
Russia	424	373	138	191
Spain	382	346	47	44
Turkey	291	248	8	8
France	219	200	46	48
Slovakia	127	123	71	39
Other Europe	144	86	221	160
	17,055	13,606	3,676	3,466
Asia Pacific
China	2,152	2,107	588	578
India	180	185	106	122
Korea	158	159	21	24
Other Asia Pacific	50	40	3	2
	2,540	2,491	718	726
Rest of World	685	653	66	57
	$40,827	$36,588	$8,095	$8,176

25. SUBSEQUENT EVENT

Normal Course Issuer Bid

Subsequent to December 31, 2018, the Company purchased 3,216,363 Common Shares for cancellation and 76,119 Common Shares to satisfy stock-based compensation awards, each under an existing normal course issuer bid for cash consideration of $168 million.